BANK OF THE CAROLINAS CORPORATION

135 Boxwood Village Drive

Mocksville, North Carolina 27028

July 28, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bank of the Carolinas Corporation

Request to Withdraw Registration Statement on Form S-4 (RW)

SEC File Number: 333-144237

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bank of the Carolinas Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-4 (File No. 333-144237), originally filed with the Commission on June 29, 2007, as amended on August 24, 2007, September 17, 2007, and September 20, 2007, together with all exhibits thereto (the “Registration Statement”). The Registration Statement registered shares of the Registrant’s common stock to be issued by the Registrant in exchange for shares of common stock of Randolph Bank & Trust Company (“Randolph”) in connection with a proposed merger of Randolph with and into the Registrant’s wholly owned subsidiary, Bank of the Carolinas. As reported on the Registrant’s Current Report on Form 8-K, filed with the Commission on November 14, 2007, Bank of the Carolinas and Randolph terminated their merger agreement dated April 12, 2007, after Randolph’s shareholders did not approve the merger. As a result, no shares of the Registrant’s common stock were issued in connection with the proposed transaction and the Registrant is therefore applying to withdraw the Registration Statement.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement. If granted, please forward a copy of the consent to withdrawal of the Registration Statement to the undersigned at 135 Boxwood Village Drive, Mocksville, North Carolina 27028, with a copy to the Registrant’s counsel, Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina 27607, Attention: Jonathan A. Greene.

If the Commission has any questions or requires any additional information, please contact Mr. Greene, telephone number (919) 865-2832, e-mail jgreene@wyrick.com.

We thank you in advance for your assistance with this matter.

Respectfully,

BANK OF THE CAROLINAS CORPORATION

By:	/s/ Megan W. Patton
Megan W. Patton
Senior Vice President and Chief Financial Officer